May 18, 2015

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. William H. Thompson, Accounting Branch Chief

Re: Core-Mark Holding Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 0-51515

Dear Mr. Thompson:

This letter responds to the comment raised in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 27, 2015 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of Core-Mark Holding Company, Inc. (“we” or the “Company”).

The Company's response is numbered to correspond to the Staff's comment. The Staff's comment contained in the Comment Letter has been restated in italics below in its entirety, with the Company's response set forth immediately under the Staff's comment.

Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Inventories, page 51

1. With a view toward providing enhanced disclosure in future filings, please help us understand how inventory costs on a LIFO basis using producer price indices, or estimated producer price indices, are determined. Please also help us understand and show us an illustration of how inventory holding gains, such as cigarette and candy inventory holding gains disclosed in Note 17 and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, are calculated. Finally, help us understand how these inventory holding gains relate to or interact with: LIFO reserves and changes in LIFO reserves; and income realized as a result of a LIFO inventory liquidation. In this regard, we assume the decrement in inventory layers disclosed in note 5 to the financial statements represents the amount of income realized as a result of a LIFO inventory liquidation, but if this is not the case, please clarify.

Response: Given the nature of the questions contained in the staff’s comment we have broken our response into four topics:

LIFO - With a view toward providing enhanced disclosure in future filings, please help us understand how inventory costs on a LIFO basis using producer price indices, or estimated producer price indices, are determined.

The Company uses the link-chain dollar value LIFO method. The inventory price index computation (IPIC) is used to calculate LIFO inflation indices for which the LIFO inflation source is the producer price indices (PPI) published by the US Bureau of Labor Statistics (BLS). The Company uses the IPIC pooling method for which LIFO pools are established for each PPI in accordance with current regulations. The Company has three LIFO pools, namely, (1) the cigarette & other tobacco LIFO pool, which currently accounts for 62% of the total LIFO reserve, (2) the groceries, fast foods & confectionery LIFO pool, which accounts for about 30% of the total LIFO reserve, and (3) the health & beauty care products and sundries LIFO pool, which is the smallest of the three pools.

Under the link-chain method, cumulative indices (which are a measure of the cumulative amount of inflation since the adoption of the LIFO method) are calculated by multiplying the current year index (which is a measure of the current year inflation) times the prior year cumulative index for each LIFO pool. Each pool’s current-year inventory FIFO cost value is divided (or “deflated”) by the cumulative index to determine the value of current inventory quantities at base-period prices, which is then compared to the prior year’s inventory valued at base-period prices.  If the current year’s inventory at base-period prices is greater than the previous year’s inventory at base-period prices, this increment is multiplied by the cumulative index to value the new LIFO layer. The value of inventory at LIFO cost is equal to the sum of all periods’ LIFO layers.  If the current year’s inventory at base-period prices is less than the previous year’s inventory at base-period prices, this decrement erodes a previous LIFO layer (or multiple LIFO layers, in reverse chronological order) and is priced by using the cumulative index(es) originally used to price the respective LIFO layer(s).

The difference between the total LIFO inventory cost as determined above and the FIFO cost is the cumulative amount of the LIFO reserve at the end of the current year.  The LIFO expense for the current year is determined by subtracting the cumulative LIFO reserve as of the end of the current year from the corresponding amount at the end of the previous year.

Over the past few years, cigarette manufacturers have raised prices on average twice per year. If Cigarette manufacturers raise their prices late in the year the PPI for cigarettes, which we use in the IPIC, may not include the full impact of the price increase. This is primarily due to the timing of when manufacturers are required to report price increases to the BLS. When there is a significant price increase at the end of the year, the Company will review the December PPI to determine if it reflects the latest price increase. In the case where the PPI for cigarettes does not fully reflect the impact of a manufacturer price increase in the fourth quarter, the Company will estimate the PPI in order to more accurately reflect inflation rates as of the end of the year. The PPI estimate is determined by taking the weighted average of the new prices (which is calculated for each manufacturer by brand and weighted using their respective market share as published by industry reports) compared with the weighted average prices just prior to the price increase. We believe this is an appropriate approach and it results in an estimated PPI which reflects the most recent price increases.

Beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2015, we will enhance our disclosure (see italics) for Inventories in note 2, Summary of Significant Accounting Policies to be substantially similar to the following:

Inventories
Inventories consist of finished goods, including cigarettes and other tobacco products, food and other consumable products held for re-sale and are valued at the lower of cost or market. In the Company’s U.S. divisions, cost is determined primarily on a last-in, first-out (“LIFO”) basis. The Company uses the link-chain dollar value LIFO method. The inventory price index computation (IPIC) is used to calculate LIFO inflation indices for which the LIFO inflation source is the producer price indices (PPI) published by the US Bureau of Labor Statistics (BLS). The Company uses the IPIC pooling method for which LIFO pools are established for each PPI in accordance with current regulations. When the Company is aware of material price increases or decreases from manufacturers, the Company estimates the PPI for the respective period, if it determines the price increase is not fully reflected in the PPI, in order to more accurately reflect inflation rates. Under the LIFO method, current costs of goods sold are matched against current sales. Inventories in the Company’s Canadian divisions are valued on a first-in, first-out (FIFO) basis, as LIFO is not a permitted inventory valuation method in Canada. Approximately xx.x% and 85.0% of the Company’s inventory was valued on a LIFO basis at December 31, 2015 and 2014, respectively. The Company reduces inventory value for spoiled, aged and unrecoverable inventory based on amounts on-hand and historical experience (see Note 5 - Inventories).

Inventory Holding Gains - Please also help us understand and show us an illustration of how inventory holding gains, such as cigarette and candy inventory holding gains disclosed in Note 17 and discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, are calculated.

Core-Mark, along with other wholesale distributors, may from time to time earn incremental gross profit by selling to its customers, inventory that the company has on hand at the time a price increase goes into effect, which was purchased at the old lower price. We refer to this practice as “inventory holding gains” or ‘floor stock gains” interchangeably. The majority of the calculation compares a new cost from the manufacturer to the inventory cost (i.e. standard cost) in our perpetual inventory system, which is calculated on a FIFO basis. The difference between the current inventory cost and the new manufacturer cost is multiplied by the inventory quantities on hand and the result represents the “floor stock gain”. In addition, certain manufacturers offer for a limited time the opportunity to purchase product at the old cost, or the manufacturer will offer “price protection” that essentially gives the distributor a credit memo for a certain level of purchases based on historical purchase patterns. We combined these incentives with the floor stock gain and refer to this combined pool of income as the “inventory holding gain”.

The Company’s gross profit increases as a result of inventory holding gains due primarily to (1) the pricing to our customers is based on a mark-up on the cost of the product. Therefore when a product cost increase is entered into our inventory system, the price charged to customers for the product automatically increases, and (2) the inventory holding gain resulting from the increase in cost, which is initially deferred, is recognized as a reduction of cost of goods sold effectively lowering the cost value of the inventory being sold (to the cost before the manufacturer increase). The recognition of the deferred inventory holding gain may take several days or a few weeks if we purchased significant volumes of inventory prior to the manufacturer increase.

Our industry has two commodities which have had significant price increases on a regular basis: 1) cigarettes where the major tobacco manufacturers generally raise prices twice per year as has been their practice for the last few years, and 2) candy categories, primarily chocolate candy, where confection manufacturers have raised prices every three years over the last nine years. While we do recognize manufacturer price changes in all commodities and for most inventory items we carry throughout the year, that activity covers a large array of inventory items and is not material when compared to the cigarette and candy categories which historically have been material to the period in which they occur, due in large part to the significance of the price change and the amount of inventory we have on hand for these categories. The other floor stock gains associated with the large array of items generally trend more consistently period over period and represented less than 1% of total gross profit in 2014 and 2013. We call out large cigarette and candy inventory holding gains when they occur due to the significant distortion they create in our gross profit trends.

As an example, in November 2014, the majority of U.S. cigarette manufacturers increased the list price for most of their brands by approximately $0.70 per carton, which generated a deferred floor stock gain of approximately $2.8 million based on the inventory on hand at the time of the increase. In addition, we were able to purchase product at the old price and /or received net credit memos resulting in additional deferred income of $1.7 million. This resulted in a total cigarette inventory holding gain of $4.5 million which we recognized over approximately 7 to 8 weeks as the related inventory was sold. Approximately $4.3 million was recognized in the fourth quarter of 2014 and $0.2 million in the first quarter of 2015 as we sold through the inventory that was on hand at the time of the manufacturer increase. A recap of the total inventory holding gain in table format follows:

Cigarette Price Increase - November 2014	# of Cartons (in millions)	Average Price Increase	Inventory Holding Gain (in millions)
Floor stock gain	4.0	$0.70 per carton	$2.8
Price protection - cartons purchased at old price	1.8	$0.70 per carton	$1.3
Price protection - net credit memos	NA	NA	$0.4
Total			$4.5

Beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, we will enhance our disclosure (see italics below) related to inventory holding gains in Item 7., Management’s Discussion and Analysis of Financial Condition and Results of Operations to be substantially similar to the following:

Gross Profit. Gross profit represents the amount of profit after deducting cost of goods sold from net sales during the period. Vendor incentives, inventory holding gains, OTP tax refunds and changes in LIFO reserves are components of cost of goods sold and therefore part of our gross profit. Gross profit in 2014 increased by $36.6 million, or 6.8% to $573.7 million from $537.1 million for 2013 due primarily to increases in sales and profit margins in our food/non-food category. This increase includes $8.5 million in refunds, net of tax assessments, related primarily to the over payment of excise taxes on OTP from prior years. Gross profit in 2014 also benefitted from candy inventory holding gains of $6.0 million, offset by a $7.6 million increase in LIFO expense, driven largely by inflation in the cigarette, confection and grocery categories. Gross profit margin was 5.58% and 5.50% of total net sales for 2014 and 2013, respectively.

Distributors such as Core-Mark may, from time to time, earn higher gross profits on inventory and excise tax stamp quantities on hand at the time manufacturers increase their prices or when states, localities or provinces increase their excise taxes and allow us to recognize inventory holding gains. These gains, which are initially deferred, are recorded as an offset to cost of goods sold as the inventory is sold. Our cigarette inventory holding gains were $8.2 million, or 1.4%, of our gross profit for 2014, $9.0 million, or 1.7%, of our gross profit for 2013 and $7.8 million, or 1.6% of our gross profit for 2012. However, significant increases in cigarette product costs and cigarette excise taxes adversely impact our gross profit as a percentage of sales, because we are paid on a cents per carton basis for cigarette sales. We expect cigarette manufacturers will continue to raise prices as carton sales decline in order to maintain or enhance their overall profitability and the various taxing jurisdictions will raise excise taxes to make up for lost tax dollars related to consumption declines.

Additionally, inflation in manufacturer prices may also impact the producer price index that we use to value our LIFO inventory which may result in increases in LIFO expense, adversely impacting our gross profit percentage (see Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements).

Relationship Between Inventory Holding Gains and LIFO - Finally, help us understand how these inventory holding gains relate to or interact with: LIFO reserves and changes in LIFO reserves; and income realized as a result of a LIFO inventory liquidation.

Inventory holding gains are not directly related to LIFO reserves, changes to LIFO reserves or income realized as a result of a LIFO inventory liquidation, other than how the manufacturer prices we use to value our inventory on a FIFO basis impact the PPI index published by the BLS. As mentioned above, inventory holding gains relate primarily to incremental gross profit earned on inventory quantities on hand at the time manufacturers increase prices that allows the company to charge customers a new higher price for inventory that was purchased from the manufacturer at the old lower price. The LIFO reserve for the Company’s calendar year end is computed using the PPI and inventory amounts as of the end of the year. Therefore, to the extent manufacturers increase prices during the year, these increases will likely be reflected in the PPI used to value the Company’s LIFO reserve. For example, the cigarette price increase mentioned above was reflected in the December 2014 PPI which we used to value LIFO inventory at the end of the year.

LIFO Decrements Disclosed in Note 5 - In this regard, we assume the decrement in inventory layers disclosed in note 5 to the financial statements represents the amount of income realized as a result of a LIFO inventory liquidation, but if this is not the case, please clarify.

The amount of the decrement in certain of the LIFO layers in each year ($4.6 million in 2014 and $11.8 million in 2013), as described in note 5 to the financial statements, is actually the total value of the LIFO layers that were eroded during each year and not the amount of the income that was realized as a result of the LIFO inventory liquidation.  The income that was realized in each year was the cumulative amount of the LIFO expense previously recognized in respect of these layers which amounted to $0.3 million in 2014 and $2.2 million in 2013.  Accordingly, in order to clarify our disclosure when there are LIFO decrements we plan to revise the disclosure (see italics below) in future filings to include not only the amount of the LIFO decrement, but also the related reduction in LIFO expense.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2015, we will revise (see italics below) Note 5 to the financial statements to be similar to the following:

5.  Inventories
Inventories consist of the following (in millions):

	December 31, 2014	December 31, 2013
Inventories at FIFO, net of reserves	$533.1	$488.2
Less: LIFO reserve	(115.3)	(99.0)
Total inventories at LIFO, net of reserves	$417.8	$389.2

During periods of rising prices, the LIFO method of costing inventories generally results in higher current costs being charged against income while lower costs are retained in inventories. Conversely, during periods of decreasing prices, the LIFO method of costing inventories generally results in lower current costs being charged against income and higher stated inventories. If the FIFO method had been used for valuing inventories in the U.S., inventories would have been approximately $115.3 million and $99.0 million higher at December 31, 2014 and 2013, respectively. The Company recorded LIFO expense of $16.3 million, $8.7 million and $12.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. The Company had a decrement in certain of its LIFO inventory layers of $4.6 million and $11.8 million in 2014 and 2013, respectively, which had the effect of reducing its LIFO expense by $0.3 million in 2014 and $2.2 million in 2013.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ Stacy Loretz-Congdon	/s/ Christopher Miller
Stacy Loretz-Congdon Chief Financial Officer	Christopher Miller Chief Accounting Officer

Cc:   Thomas B. Perkins, President, Chief Executive Officer and Director
Craig W. Adas, Partner, Weil, Gotshal & Manges LLP